Marc A. Recht

(617) 937-2316

mrecht@cooley.com

August 6, 2012

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Objet Ltd.

Amendment No. 3 to Registration Statement on Form F-4

Filed August 6, 2012

File No. 333-182025

Ladies and Gentlemen,

On behalf of Objet Ltd. (the “Company”), we are notifying the staff (the “Staff”) of the Securities and Exchange Commission that, on the date hereof, the Company is filing Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”), including the proxy statement/prospectus contained therein (the “Proxy Statement/Prospectus”).  To assist the Staff in reviewing Amendment No. 3, we will separately deliver to you, by hand, a copy of this letter, along with eight copies of Amendment No. 3 and eight marked copies of Amendment No. 3 showing changes against Amendment No. 2. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

We hereby inform the Staff that the Company is filing Amendment No. 3 for the purposes of (i) adding to the Proxy Statement/Prospectus record date information related to the special meeting of stockholders of Stratasys, Inc. (“Stratasys”) at which the merger agreement for the merger of the Company and Stratasys will be subject to adoption, and (ii) filing the outstanding exhibits to the Registration Statement, consisting of Exhibits 4.1 (the specimen ordinary share certificate of the Company (to be known as Stratasys Ltd. upon the effectiveness of the Company’s merger with Stratasys)), 8.1 (the opinion of the Company’s Israeli counsel as to certain Israeli tax matters and such counsel’s related consent) and 10.6 (the form of the Company’s 2012 Omnibus Equity Incentive Plan). Amendment No. 3 also contains certain added language related to the foregoing Israeli tax opinion that is required by Staff Legal Bulletin No. 19.

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If you have any questions regarding Amendment No. 3, the content of this letter or any other matter, please contact the undersigned at (617) 937-2316 or Damien A. Grierson of this firm at (617) 937-2334.

Thank you for your assistance.

Sincerely,

/s/Marc A. Recht

cc:               Kathleen Krebs

Reid Hooper

Robert S. Littlepage

Joseph Kempf

(Securities and Exchange Commission)

David Reis

Ilan Levin

(Objet Ltd.)

S. Scott Crump

Robert F. Gallagher

(Stratasys, Inc.)

J. David Chertok

David S. Glatt

Jonathan M. Nathan

(Meitar Liquornik Geva & Leshem Brandwein)

Timothy Moore

(Cooley LLP)

Eric Honick

(McLaughlin & Stern, LLP)